UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

GENERAL FORM  FOR  REGISTRATION  OF  SECURITIES  OF  SMALL  BUSINESS  ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
______________________________________________________________________________
                 (Name of Small Business Issuer in its charter)

              Nevada                                     ***********
     ------------------------                      ----------------------------
(State  or  other  jurisdiction                    (IRS Employer Identification
 of incorporation or organization)                      number)

1112  West  Pender  Street,  #  703,
Vancouver,  British  Columbia,  Canada                  V6E  2S1
-----------------------------------------           ---------------------------
(Address of  principal  executive  offices)           (Zip Code)

Issuer's  telephone  number:  (604)  893-8778

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

     Title  of  each  class               Name  of  each  exchange  on  which
     to  be  so  registered               each  class  is  to  be  registered

     None                                              N/A
-------------------------------          ------------------------------------

           Securities to be registered under Section 12(g) of the Act:

                   Shares with a par value of $0.001 per share
                   -------------------------------------------
                                 (Title of class)

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

                                     PART I

Item  6.     Description  of  Business                                       3
Item  7.     Description  of  Property                                      13
Item  8.     Directors,  Executive  Officers  and Significant Employees     14
Item  9.     Remuneration  of  Directors  and  Officers                     15
Item  10.    Security  Ownership  of  Management  and  Certain
               Security  Holders                                            16
Item  11.     Interest of Management and Others in Certain Transactions     19
Item  12.     Securities  Being  Offered                                    20

                                     PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common  Equity  and  Other  Shareholder  Matters              20
Item  2.     Legal  Proceedings                                             21
Item  3.     Changes  in  and  Disagreements  with  Accountants             21
Item  4.     Recent  Sales  of  Unregistered  Securities                    21
Item  5.     Indemnification  of  Directors  and  Officers                  24
Item  6.     Management's  Discussion  and  Analysis  of
               Financial Condition and Results of Operations                24
Item  7.     Part  Financial  Statements                                    26

                                    PART III

Item  1.     Index  to  Exhibits                                            27
Item  2.     Description  of  Exhibits                                      27

             SIGNATURES                                                     28

                                     PART I

THIS REGISTRATION STATEMENT ON FORM 10-SB, INCLUDING EXHIBITS THERETO, CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE TYPICALLY IDENTIFIED BY THE WORDS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS", "FORECASTS", "PLANS", "FUTURE", "STRATEGY", OR WORDS OF SIMILAR MEANING. VARIOUS FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING THOSE DESCRIBED IN "RISK FACTORS" IN THIS FORM 10-SB. THE COMPANY ASSUMES NO OBLIGATIONS TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ACTUAL RESULTS, CHANGES IN ASSUMPTIONS, OR CHANGES IN OTHER FACTORS, EXCEPT AS REQUIRED BY LAW.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. Herein, all references to "$" refer to
U. S. Dollars and all references to shares refer to the shares in our capital stock with a par value of $0.001 per share. Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

We are filing this Form 10-SB on a voluntary basis to provide current, public information to the investment community; to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and to comply with the reporting requirements for listing of our securities. In the event our obligation to file periodic reports under the Securities Exchange Act of 1934 is suspended, we reserve the right to re-evaluate whether to continue filing periodic reports on a voluntary basis.

We have elected to follow Form 10-SB, Disclosure Alternative 2. The information presented in PART I is required by Items 6-12 of Model B of Form 1-A.

ITEM  6.     DESCRIPTION  OF  BUSINESS

Broadway International Development Corporation (the "Company") was incorporated in the State of Nevada on July 31, 2001 under the name "Magnum Industries Inc." for the purpose of conducting real estate development in the People's Republic of China ("China"). On May 16, 2002, our name was changed to "Broadway International Development Corporation".

We are a developer of real estate in China. Our business objective is to complete the development of our existing land with light industrial business parks, office buildings and residential luxury homes for lease and eventual sale. Our primary investment objective is to realize capital appreciation from the sale of the properties within three to five years after such properties have been developed. Our secondary investment objective is to generate cash from the properties by the leasing of commercial space; in particular, ground level retail space. Once a project is completed and fully operational, we intend to sell our interest in and to that project, thereby generating funds for further development projects.

Selection  of  Future  Development  Locations
---------------------------------------------

We anticipate we will select prime locations in China to develop buildings associated with hi-tech parks, luxury villas, retail/restaurant and hotel-style apartments for upper-income groups, which is a rapidly growing segment in modern China.

Projected  Development  Types
-----------------------------

(a)     Hi-Tech  Business  Park

We  are targeting hi-tech business parks as one part of our current development.

(b)     Completion  of  Abandoned  Government  Projects

At present, Chinese State-owned enterprises are facing reform and many of them are selling/exchanging land and buildings to obtain funds for re-development. Some State-owned real estate companies have abandoned developments resulting in unfinished buildings due to lack of funds or poor management. The majority of these properties are located in well-established urban areas. We may purchase these abandoned projects, redevelop and revive them, provided we can foresee a good rate of return in a reasonably short period of time.

(c)     Luxury  Villas

We anticipate that we will develop luxury villas in two phases. Phase I is the 1st Luxury Villas Project scheduled to commence construction in late 2003 for completion in 2004. Phase II is the 2nd Luxury Villas Project scheduled to commence construction in 2005 for completion in 2006.

(d)     Hotel-Style  Apartments

We anticipate that we will develop hotel-style apartments in three stages. Phase I is scheduled to commence construction in late 2003 for completion in 2004. Phase II is scheduled to commence construction in 2004 for completion in 2005. Phase III is scheduled to commence construction in 2006 for completion in 2007.

Our corporate office is located at #703-1112 West Pender Street, Vancouver, British Columbia, Canada. The telephone number is (604) 893-8778 and the facsimile number is (604) 697-8898. Our operations office is located at 15, Huangshan Road, Changzhou Hi-Tech Development Zone, Jiangsu, China.
We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of its business, not disclosed herein.

We are currently in the development stage and have not yet generated any significant revenues. At December 31, 2002, our total revenues were $nil and our accumulated deficit is $277,187.

PAST  OPERATIONS  AND  COMPANY  HISTORY

On August 2, 2001, we entered into a share exchange agreement (the "Agreement") with Changzhou Broadway Business Development Co., Ltd. ("Changzhou Broadway"), a People's Republic of China corporation, for the acquisition of all the outstanding capital stock of Changzhou Broadway (Exhibit 10.4). Jiaping Jiang, an officer, director and principal shareholder of the Company, was also an officer, director and principal shareholder of Changzhou Broadway. Weimin Li an officer and principal shareholder of the Company, was also an officer, director and principal shareholder of Changzhou Broadway.

Pursuant to the terms of the Agreement, the Company issued a total of 22,750,000 shares, with a par value of $0.001 per share, in exchange for all of the outstanding common stock of Changzhou Broadway, consisting of 22,750,000 common shares, with a par value of $0.005 per share. A total of 22,212,500 of the shares were issued to 9 people, all of whom are our officers, directors and/or principal shareholders as of the Company:


                                                                    PERCENTAGE OF
NAME OF OFFICER/DIRECTOR/PRINCIPAL SHAREHOLDER   NUMBER OF SHARES   TOTAL OUTSTANDING
                                                                    SHARES
Jiaping Jiang, President and Director               6,375,000 (1)       25%
Weinmin Li, Secretary and CFO                       5,075,000 (2)       20%
Broadway Group Co. Ltd                           2,625,000 (1)(2)     10.5%
Yafang Chen                                            2,450,000       9.8%
Jiang Lu                                               2,375,000       9.5%
Meixiu Xu                                              2,250,000       9.0%
Fengguan Pan                                           2,137,500       8.5%
Fang Jiang                                             2,125,000       8.5%
Aihua Yan                                              2,050,000       8.2%

(1) Of these shares, 2,625,000 shares are held in the name of Broadway Group Co. Ltd. ("BGCO"), a China corporation of which Mr. Jiang, beneficially owns 90%.
(2) Of these shares, 2,625,000 shares are held in the name of Broadway Group Co. Ltd. ("BGCO"), a China corporation of which Ms. Li, beneficially owns 10%.

The  balance  of  537,500  shares  were  issued  to  87 unrelated third parties.

This transaction resulted in the controlling shareholders of Changzhou Broadway becoming the controlling shareholders of the Company, with the assets of Changzhou Broadway remaining with Changzhou Broadway, thereby creating a wholly-owned subsidiary of the Company.

The Company issued another 2,250,000 shares in July and August 2001 to two consultants and their personnel in exchange for services rendered, bringing the total number of our issued shares to 25,000,000. The shares issued to the consultants were as follows:

Exhibit  10.2:     McLaren  Consultations  Ltd.        625,000
Exhibit  10.3:     En  Marine  International         1,625,000
                                                     ---------

                   Total                             2,250,000



The assets of Changzhou Broadway consist primarily of a 70 year license from the Government of China to use 7.56 hectares of prime land for development valued at approximately US$2,600,000 at the time of the acquisition. On April 2, 2001, Changzhou Broadway acquired the license from Changzhou Broadway Group Co. Ltd ("Changzhou Group") in exchange for 2,625,000 shares of Changzhou Broadway. (Exhibit 10.5) Changzhou Group held these shares up until May 30, 2003, at which time Changzhou Group transferred these shares to Broadway International Investment Co. Ltd. ("Broadway Investment"). Mr. Jiang is a majority shareholder of Changzhou Group and also holds 100% of the outstanding shares in Broadway Investment .

HISTORICAL  PROJECTS

Mr. Jiang through Changzhou Group has demonstrated its ability to provide real estate developments through development projects constructed in the past.

A  couple  of  such  development  projects  are  as  follows:

The Imperial Garden Project is a luxury villa development, which is marked with British imperial garden scenery, a technologically-advanced security system, with an international business club. Previous to this successful development by Changzhou Group, there were no luxury villas of this stature in Changzhou at that time and there were no competitors. To date, Changzhou Group have sold 50 suites, representing a firm commitment for sales of over 80% of the project, for a total volume of sales of 76.32 million RMB Yuan (US $9.16 million) and a return on investment of 95%. This successful project provided Changzhou Group with important experience, tangible assets and capital and built a foundation for further successful development projects.

In September 2000, Changzhou Group developed a hotel-style apartment complex with 250 suites and business offices with the concept of "luxury villas". Changzhou Group received firm commitments for 90% of the project, representing sales volume of 37.72 million RMB Yuan (US$4.53 million) within a year, with a return rate of investment of 96%.

INDUSTRY  BACKGROUND  AND  STATUS

On December 11, 2001, China became a member of the World Trade Organization ("WTO"). This was a significant event for China and for the other WTO members as it took 15 years to conclude negotiations. Accession into the WTO is expected to fuel China's economic growth and modernization. China's average annual Gross Domestic Product growth is over 7%.

The  Real  Estate  Development  Revolution
------------------------------------------

We believe that by China joining the WTO, will send a positive message to foreign companies about China's commitment to economic and market reforms. Demand from foreign companies as well as emerging domestic companies, (primary occupants of top-quality commercial, industrial and residential projects), is likely to increase as new companies enter the market and others expand as restrictions are gradually lifted. We believe we will be successful in the Chinese real estate development business due to our know-how, connections, past performance and, cost-effectiveness programs.


Demand  for  Real  Estate  Development
--------------------------------------

The top three industries that have taken up the most space in Shanghai are the financial and professional services, manufacturing, information technology, and high-tech sectors. Amongst all the industry types, the financial and professional services is expected to command the highest growth and already two international banks have been awarded licenses to conduct retail-banking operations in foreign currencies.


Chinese  Real  Estate  Market  Shows  Great  Potential  for  Future  Development
--------------------------------------------------------------------------------

The real estate industry in China has experienced a series of very favorable events: accession into the WTO, the successful application to sponsor the 2008 Summer Olympic Games in Beijing, and the progress of the housing and investment system. These favorable factors relate to tremendous development potential and prospects. Based on the forecast of the Association of China Real Estate Industry, the real estate industry in China will continue to grow for at least
10  years  and  the  general  trend  of  house  prices  will  continue  to rise.

Management believes the profits from the real estate industry in China have been higher than the other industries for some time and China's real estate industry remains an untapped resource. Based on the assumption that capital will flow to wherever the potential for profit is highest, the Chinese real estate market indicates that future development will have tremendous potential for successful returns on investments.

OUR  PRINCIPAL  PRODUCTS  AND  SERVICES  AND  THEIR  MARKETS

Our primary mission is to develop real estate in China by taking advantage of China's strong economic growth, resulting in an increasing need for Grade A office space, high-end residential luxury homes.
Through our subsidiary Changzhou Broadway, we acquired 7.56 hectares of prime land for development in downtown Changzhou.

Changzhou is approximately two and a half hours drive from Shanghai, the commercial capital of China. As a result of the rapid growth of Shanghai, Changzhou is becoming an outskirt of Shanghai. The population of Changzhou is over one million people and is in the province of Jiangsu.

Changzhou is located at southern Jiangsu province, which is one of the most developed economies in China. It is comprised of, and surrounded by, economically developed cities and towns. It has an affluent population that are buying top-grade properties and commercial buildings for business, investment and residences.

The 7.56 hectares of land will be developed as the "Modern Town" project. This property is at the junction of two major arterial roads within the prime commercial/residential and cultural center of the New District of Changzhou City and occupies an area of 7.56 hectares. The project will combine high-tech enterprise with the real estate industry. The initial development of the land block is planned in two steps and is anticipated to be completed within five years as set out below. Approval for the above project plan of development has been obtained and the construction is anticipated to commence in late 2003.

The Modern Town project is expected to be completed within five years. It is planned in two steps as follows:

The first stage will consist of a two-stage hotel-style apartment project followed by the second stage consisting of a three-stage residential development.

PROJECT  FUNDING

The operating activities of the Modern Town project will be substantially financed by Mr. Jiaping Jiang, an officer, director and principal shareholder of the Company, by either infusing equity capital or providing shareholder loans. Additional financing will be derived from the sale of our equity securities. If Mr. Jiang infuses equity capital to the Company, he will be compensated with Common shares of the Company.

Considering that only limited funding is presently available, the completion of Modern Town projects on a timely basis will depend significantly on the additional funding available to the Company through debt and/or equity financing in the near future. (See "Management Discussion and Analysis", Part II, Item 6).


We estimate that we will require an investment of approximately $120 million, which is expected to turn over a profit of $48 million within a five-year period. The project is expected to commence late 2003.

ADVANTAGES  OF  THE  PROJECT

The Modern Town project is located at the commercial and cultural center in the New District of Changzhou, Jiangsu. It is surrounded by well-established, affluent communities, complete public facilities and excellent transportation.

Commerce, education, science and technology resources surround the Modern Town project and no projects of a similar nature have yet been developed, thus creating a niche market for the Company. The development block neighbors an important line in the center of the City, North Jinling Road, which comes from the center of the city to the doorstep of the development block. It also provides excellent facilities for those who own private cars.

In addition, it is located at the center of the 10-thousand-ton-level wharf, which is being built by the government near the Yangtze River on the Shanghai-Nanjing Expressway, and is 3 km far from the railway station, which will provide a superior geographical location and convenient transportation.

MARKETING

We anticipate that our sales force will consist of a team of commissioned sales people, which is customarily utilized in China. Commissions will vary, but is generally between 2 to 5 % of gross sales.

OUR  TARGET  MARKETS

Our business objective is to complete the development of our existing land with high-tech or light industrial business parks, office buildings and residential luxury homes for lease and eventual sale to a growing affluent population.

COMPETITION

Changzhou is currently being heavily expanded and developed with the assistance of its government. We anticipate that there will be extensive competition from other companies and businesses, including some large, multi-national hotel and resort developers. Currently, we have only Modern Town project to commence operation. There are currently no other facilities in the area similar to the Modern Town project, but certainly much development is occurring.

Our competitors include established real estate development companies. Many of our current and potential competitors have longer operating histories and financial, sales, marketing and other resources substantially greater than those of us. As a result, our competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than we can to the sales of our real estate products. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with other competitors, offer new or improved products or increase their efforts to gain and retain market share through competitive pricing. As the market for real estate development matures, price competition and ability to purchase prime real estate for development has intensified and is likely to continue to intensify. Such competition has adversely affected, and likely will continue to adversely affect, our gross profits, margins and results of operations. There can be no assurance that we will be able to continue to compete successfully with existing or new competitors.

EMPLOYEES

At the present time, we do not currently employ any full-time or part-time employees. Our officers and directors do not receive a salary for their services. We subcontract out all of the work on our development projects to unrelated third parties.

RISK  FACTORS

Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our management's current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating us, our business and any investment in us, readers should carefully consider the following factors.

GENERAL. The Company's real estate development business is subject to various risks including, without limitation, risks relating to the ability to locate and consummate the acquisition of suitable parcels of land, the availability and timely receipt of zoning, land-use, building, occupancy and other required regulatory permits or approvals, the cost and timely completion of construction (including risks from causes beyond our control, such as weather, labor conditions or material costs and shortages) and the availability of financing on favorable terms. These risks could result in substantial unanticipated delays or expense and, under certain circumstances, could prevent completion of development activities, any of which could have a material adverse effect on our business.

HISTORY OF LOSSES. We have had a history of losses and expect to continue to incur losses, and may never achieve or maintain profitability. We have incurred losses since we began our operations as a development stage company, including a consolidated loss of approximately $277,187 through the year ended December 31, 2002. We expect to have net losses and negative cash flow at least through the current fiscal year-ended December 31, 2003, and expect to spend significant amounts of capital to enhance our products, develop further sales and operations, and fund expansion. As a result, we will need to generate significant revenue to break even or achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

LIABILITY. We act as general contractor on our construction projects. Construction services are performed by us and by unaffiliated subcontractors. As general contractor, we are responsible for the performance of the entire contract, including work assigned to unaffiliated subcontractors, and may be liable for personal injury or property damage caused by the subcontractors. It is a common business practice in China not to carry liability insurance. Should an uninsured loss or a loss in excess of insured limits under its general liability or excess liability insurance occur, such loss could have a material adverse effect on our business.

REAL ESTATE INVESTMENT RISKS. Our portfolio property investments are subject to varying degrees of risk. Revenue from our portfolio properties and their values may be adversely affected by general economic conditions (including business levels and unemployment rates), local real estate conditions (such as oversupply of or a reduction in demand for similar properties), the affordability of competitive alternative properties, increased operating costs, governmental regulations and applicable laws (including zoning).

ILLIQUIDITY OF REAL ESTATE. Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions will be limited.

OUR SHORT OPERATING HISTORY MAKES OUR BUSINESS DIFFICULT TO EVALUATE. Due to our short operating history, there is little information upon which to base an evaluation of our business and prospects. We have sustained steady losses as a young company and accordingly, do not have a significant operating history upon which to base an evaluation of our business and prospects. Consequently, our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Some of these risks and uncertainties relate to our ability to develop, market, sell our real estate development project, and to attract, retain and motivate qualified personnel. To address these risks, we must successfully implement our business plan and marketing strategies. We may not, however, be able to successfully implement all or some parts of our business strategies or successfully address the risks and uncertainties that we encounter. In such a situation, our results of operation would be negatively affected and our business could fail.

REVENUES. Future revenues will depend on our ability to develop viable properties and thereafter to market those properties. There is no assurance that we will meet our objectives or earn any revenues. We are engaged in business for profit, but cannot predict future profitability.

UNINSURED LOSS. We do not carry comprehensive liability, and all-risk (at full replacement cost) insurance with respect to all of the properties we own or may own, with policy specifications, insured limits and deductibles customarily carried for similar properties by carriers deemed capable of providing such coverage. An uninsured loss could have a material adverse effect on the Company.

FINANCING. The real estate development business is capital intensive and requires significant up-front expenditures to acquire and entitle land and commence development. There can be no assurance that we will be able to finance our development activities on acceptable terms or at all.

FUTURE CAPITAL REQUIREMENTS. If capital requirements vary materially from those currently planned, we may require additional financing. There can be no assurance that we will continue to have access to funds sufficient to finance future growth or, if available, that funds will be available on terms acceptable to us. We have no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may dilute the interest of our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. We may not be able to continue operations if additional financing is not obtained.

COMPETITIVENESS OF INDUSTRY. The real estate industry is highly competitive. We compete for desirable properties, financing, raw materials and skilled labor. We compete against numerous developers and others in the real estate business, many of which are larger and have greater financial resources and better access to capital markets than us. We compete on the basis of a complete package of real estate services we offer our clients, as well as our reputation for fair pricing and quality construction. We also compete with other owners and operators of real properties for tenants and buyers of the portfolio properties we own and operate.

There can be no assurance that any competitors will not develop and offer similar projects, or even superior, to the projects to be developed and offered by us. Such competitiveness is likely to bring both strong price and quality competition to the sale of our services. This will mean, among others things, increased costs in the form of marketing, building and customer services, along with a reduction in pricing. Generally, this will have a significant negative effect on our bottom line profits.

We believe that our ability to compete successfully in the real estate development market depends on a number of factors, including market presence; quality of workmanship; the adequacy of our customer support services; our competitors and our suppliers; and industry and general economic trends. There can be no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

MARKET RISKS. Any time a new business venture or project is introduced into a market, there is a substantial risk that revenues will not meet expectations or even cover the cost of operations. General market conditions might be such that sales will be slow or even non-existent, and/or the property itself might not fit the needs of buyers enough to induce sales. While we anticipate the ability to sell the office space or residences we develop, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support our future operations. Numerous factors beyond our control may affect the marketability of the properties offered and developed. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to prices, taxes.
The exact effect of these factors cannot be accurately predicted, but it's possible they may result in us not receiving an adequate return on our invested capital.

MANAGEMENT OF POTENTIAL GROWTH. To manage any future growth, we must continue to implement and improve our operational and financial systems and to create, train and manage our employee base. We can provide no assurance that we will be able to effectively manage the expansion of our operations, or that our infrastructure, facilities, systems, procedures or controls will be adequate to support our operations. Our inability to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

There can also be no assurance that our infrastructure, technical staff and resources will be adequate to facilitate our growth. We believe that our ability to produce and complete real estate development projects will largely depend on our ability to attract, identify, train, integrate and retain qualified personnel. Failure to provide adequate personnel could therefore have a material adverse effect on our business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL. We are substantially dependent upon the efforts and skills of our executive officers. The loss of the services of any of the executive officers could have a material adverse effect on our business.

CONTROL BY CURRENT STOCKHOLDERS. Our insiders, being the directors, officers and principal shareholders, own an aggregate of approximately 58.97% of our outstanding shares. As a result, the insiders will be able to control the outcome of all matters requiring stockholder approval and will be able to elect all of our directors. Such control, which may have the effect of delaying, deferring or preventing a change of control, is likely to continue for the foreseeable future and significantly diminishes control and influence which future stockholders may have in the Company. See "Principal Stockholders."

WE CARRY NO INSURANCE POLICIES. We currently carry no policies of insurance to cover any type of risk to our business.

GOVERNMENT REGULATION. Our projects are subject to various laws and governmental regulations relating to our business operations and project developments, such as zoning requirements. We believe we are currently in compliance with all laws, rules and regulations applicable to our projects and properties and such laws, rules and regulations do not currently have a material impact on our operations. However, due to the increasing popularity and growth in development in the areas of China where our projects are currently being developed and we are operating, it is possible that new laws, rules and/or regulations may be adopted with respect to our projects or proposed projects. The enactment of any such laws, rules or regulations in the future may have a negative impact on our projected growth, which could in turn decrease our projected revenues or increase our cost of doing business.

EXPANSION INTO NEW MARKETS. We have conducted all of our business to date in the city of Changzhou. However, our business and growth strategy contemplates geographic expansion. We have had no experience effectuating geographic expansion or managing operations that are geographically diverse. The risks of such expansion include those associated with a lack of knowledge of the local market and government regulations and procedures, the absence of an established local customer base and reputation, and the inability to identify and retain qualified employees and subcontractors.

NO PUBLIC MARKET FOR COMMON STOCK. There is no public market for the common stock. Although we intend to apply for quotation of our common stock on the OTC Bulletin Board or the BBX Exchange, there can be no assurance that, even if our common stock is approved for quotation, an active trading market for our common stock will develop or be sustained.

ITEM  7.     DESCRIPTION  OF  PROPERTY

We maintain our principal corporate office at #703-1112 West Pender Street, Vancouver, British Columbia, Canada. Our operations office is located at 15, Huangshan Road, Changzhou Hi-Tech Development Zone, Jiangsu, China.

ITEM  8.     DIRECTORS,  EXECUTIVE  OFFICERS  AND  SIGNIFICANT  EMPLOYEES

The following information sets forth the names of our officers and directors, their present positions, ages and biographical information. Also provided is a brief description of the business experience of our directors and executive officers and significant employees during the past five years and an indication of directorships held by the directors in other companies subject to the reporting requirements of the Securities Exchange Act of 1934.


NAME           AGE                POSITION
Jiaping Jiang   50                President and Director
Weimin Li       43                Secretary and Chief Financial Officer

JIAPING  JIANG  -  PRESIDENT,  CEO  AND  DIRECTOR

Mr. Jiang is a lawyer by profession and studied corporate, business management and law specialties. He earned several college certificates and obtained a qualification as a lawyer after completion of the national unified examination in 1988. Since that time, he has practiced law. In 1991, he joined Changzhou Broadway Electronic Technique Development Co. Ltd. as General Manager. In 1995, he was appointed as General Manager of Broadway International Development Corporation and in 1996; he became General Manager of Changzhou Broadway Group Co., Ltd. Mr. Jiang holds the following memberships or posts: member of the Standing Committee of Jiangsu Industrial and Commerce Association; Director of the Standing Committee of Jiangsu Private Enterprise Association; Member of the Changzhou Political Consultation Conference; Member of the Standing Committee of Changzhou Industrial and Commerce Association; and Vice Director of Changzhou Individual and Private Enterprise Association. Mr. Jiang brings to the Company his expertise in law and business management, including the ability to interpret rules and regulations, financial management; excellent leadership ability, market operations and the creation and implementation of long-term development of the enterprise.

MS.  WEIMIN  LI,  DIRECTOR  AND  SECRETARY,  FOUNDER

From 1989 to 1990 Ms. Li was the Deputy General Manager of Changzhou Broadway Transportation Co., Ltd. During that time, it became one of the top 10 companies in the civil transportation sector in Changzhou. During her tenure as Deputy General Manager of Changzhou Broadway Electronic Technique Development Co., Ltd., she built up and perfected the daily working system of corporate and financial management systems. She also honourably won the Grade "AA" Credit Reputation from Changzhou's Bank of Industry and Commerce for 10 years since 1992; and she won the title of "Enterprise Valuing Contract and Abiding by Credit" at city-level for seven consecutive years since 1994. Commencing in 1996, she held the title of Deputy General Manager, Chief Supervisor of Human Resources and Investment Development of Changzhou Broadway Group Co., Ltd. From 1999 to present, Ms. Li initiated and fulfilled the corporation's organization through her position in Human Resources. She also organized and fulfilled the authentication of ISO-9002 International Standard of enterprise; created and perfected the corporation's cultural structure; and she won the honour of "Enterprise Valuing Contract and Abiding by Credit" at the province level in 2001. Ms. Li brings her expertise in modern corporate management; ability to work and develop rules and regulations; human resources experience; and liaison with government officials.

Our directors are appointed for one year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our by-laws. Our officers are appointed by our board of directors and hold office until removed by the board.

SIGNIFICANT  EMPLOYEES

We currently have no full-time or part-time employees. Our officers, Mr. Jiang and Ms. Li provide a significant contribution to our business. If we become successful, they will be compensated appropriately.

FAMILY  RELATIONSHIPS

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which either was selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

INVOLVEMENT  IN  CERTAIN  LEGAL  PROCEEDINGS

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years and which are material to an evaluation of the ability or the integrity of our directors or executive officers:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

ITEM  9.     REMUNERATION  OF  DIRECTORS  AND  OFFICERS

The following table sets forth certain information as to our three highest paid officers and directors for the fiscal year ended December 31, 2002.

                           SUMMARY COMPENSATION TABLE


NAME  OF INDIVIDUAL OR         CAPACITIES IN                 AGGREGATE
IDENTITY OF GROUP              WHICH REMUNERATION WAS        REMUNERATION
----------------------       ---------------------------     ------------
Jiaping Jiang                  Director and President             Nil
Weinmin Li                     Secretary and CFO                  Nil

Currently, we do not pay any officers or directors any salary or other compensation. However, we may enter into written agreements at a later date that will provide for performance-based, incentive compensation consisting of stock options, salary and bonuses.

EMPLOYEE  BENEFIT  AND  CONSULTING  SERVICES  COMPENSATION  PLAN

We  have  no  employee  benefit  or  compensation  plans.

ITEM  10.     SECURITY  OWNERSHIP  OF  MANAGEMENT  AND  CERTAIN  SECURITYHOLDERS

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

Each person has sole voting and investment power with respect to the shares, except as otherwise indicated.

As of June 18, 2003, 25,000,000 shares with a par value of $0.001 per share were issued and outstanding. We are authorized to issue 200,000,000 shares with a par value of $0.001 per share.

The following table sets forth, as of June 18, 2003, the beneficial ownership of our shares by each of our officers and directors, by each person known to beneficially own more than 10% of our outstanding shares, and by the officers and directors as a group. Except as otherwise indicated, all shares are owned directly.


                                 NAME AND ADDRESS        NUMBER OF SHARES   PERCENTAGE OF
TITLE OF CLASS                   OF BENEFICIAL OWNER     SHARES(1)
-------------------------------  --------------------    ----------------  --------------
                                 Jiaping Jiang
                                 28,Building ,Imperial
                                 Garden,
Common Stock                     Changzhou,Jiangsu,China     6,375,000 (2)        25.5%

                                 Broadway International
                                 Investment Co. Ltd.
                                 28,Building ,Imperial
                                 Garden,
Common Stock                     Changzhou,Jiangsu,China     2,625,000 (2)        10.5%

                                 Huiton International
                                 Development Co. Ltd.
Common Stock                     15 Huangshan Road,          7,243,500 (3)~(9)   28.97%

                                 Weimin Li
                                 58, Building,Imperial
                                 Garden,
Common Stock                     Changzhou,Jiangsu,China     1,235,000 (3)         4.9%
                                                             ---------------------------
Common Stock                     All officers and directors  14,853,500           58.97%

(1)  Based on 25,000,000 shares issued and outstanding on June 18, 2003

(2) Of these shares, 2,625,000 shares are held in the name of Broadway Group Co. Ltd., a China corporation of which Mr. Jiang beneficially owns 90%. On May 30, 2003, these share were subsequently transferred to Broadway International Investment Co. Ltd, of which Mr. Jiang beneficially owns 100%.

(3) On May 30, 2003, Weiman Li disposed of 1,215,000 of her shares to Huiton International Development Co. Ltd ("Huiton") for consideration of $0.001 per share. Weiman Li does not own any shares in Huiton. She currently holds 1,235,000 shares of the original shareholding of 2,450,000 shares upon acquisition of Changzhou Broadway.

On May 30, 2003, the deemed principal shareholders resulting from the share exchange agreement signed on August 2, 2001 with Changzhou Broadway (Exhibit 10.4) subsequently disposed of a portion of their shareholdings. These shareholders now hold the following Common shares:



NAME AND ADDRESS               NUMBER OF SHARES   PERCENTAGE OF     PERCENTAGE OF
OF BENEFICIAL OWNER                               SHARES BEFORE     SHARES AFTER
                                                  DISPOSITION (1)   DISPOSITION(1)
-----------------------  ----------------------   ---------------  --------------

Yafang Chen
201,Unit A Building 99,
Qingtan Xincun,
Changzhou, Jiangsu,
China                            1,235,000 (4)         9.8%            4.9%

Jiang Lu
201,Unit B Building
7,Dongheng Street,
Changzhou,Jiangsu,China          1,232,000 (5)         9.5%            4.9%

Meixiu Xu
22, North Huaide Road,
Changzhou,Jiangsu,China          1,218,000 (6)         9.0%            4.9%

Fengguan Pan
203,Unit A,Building
1,Dongheng Street,
Changzhou,Jiangsu,China          1,218,000 (7)         8.5%            4.9%

Fang Jiang
Room 101, 96,
Building,Imperial
Garden,
Changzhou,Jiangsu,China          1,228,000 (8)          8.5%            4.9%

Aihua Yan
15-1, Lane 114, East
Yanling Road,
Changzhou,Jiangsu,China          1,228,000 (9)          8.2%            4.9%


(4) Yafang Chen disposed 1,215,000 shares to Huiton International Development Co. Ltd ("Huiton") for consideration of $0.001 per share. Yafang Chen does not own any shares in Huiton. Yafang Chen currently holds 1,235,000 shares of the original shareholding of 2,450,000 shares upon acquisition of Changzhou Broadway.

(5) Lu Jiang disposed 1,143,000 shares to Huiton International Development Co. Ltd ("Huiton") for consideration of $0.001 per share. Lu Jiang does not own any shares in Huiton. Lu Jiang currently holds 1,232,000 shares of the original shareholding of 2,375,000 shares upon acquisition of Changzhou Broadway.

(6) Meixiu Xu disposed 1,032,000 shares to Huiton International Development Co. Ltd ("Huiton") for consideration of $0.001 per share. Meixiu Xu does not own any shares in Huiton. Meixiu Xu currently holds 1,218,000 shares of the original shareholding of 2,250,000 shares upon acquisition of Changzhou Broadway.

(7) Fengguan Pan disposed 919,500 shares to Huiton International Development Co. Ltd ("Huiton") for consideration of $0.001 per share. Fengguan Pan does not own any shares in Huiton. Fengguan Pan currently holds 1,218,000 shares of the original shareholding of 2,137,500 shares upon acquisition of Changzhou Broadway.

(8) Fang Jiang disposed 897,000 shares to Huiton International Development Co. Ltd ("Huiton") for consideration of $0.001 per share. Fang Jiang does not own any shares in Huiton. Fang Jiang currently holds 1,228,000 shares of the original shareholding of 2,125,000 shares upon acquisition of Changzhou Broadway.

(9) Aihua Yan disposed 822,000 of her shares to Huiton International Development Co. Ltd ("Huiton") for consideration of $0.001 per share. Aihua Yan does not own any shares in Huiton. Aihua Yan currently holds 1,228,000 shares of the original shareholding of 2,050,000 shares upon acquisition of Changzhou Broadway.


SHARE  PURCHASE  WARRANTS

We have not issued and do not have outstanding any warrants to purchase our shares

OPTIONS

We have not issued and do not have outstanding any options to purchase our shares.

REGISTRATION  RIGHTS

None of the holders of our shares have any right to require us to register our shares pursuant to the Securities Act of 1933.

CONVERTIBLE  SECURITIES

We have not issued and do not have outstanding any securities convertible into shares or any rights convertible or exchangeable into shares.

ITEM  11.     INTEREST  OF  MANAGEMENT  AND  OTHERS  IN  CERTAIN  TRANSACTIONS

Except as provided above, none of the following persons has any direct or indirect material interest in any transaction to which we are a party, or in any proposed transaction to which we are to be a party during the previous two years:

1.   any  of  our  directors  or  officers;

2.   any  proposed  nominee  for  election  as  a  director;

3. any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock;

4.   any  promoter;  or

5. any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of our parent or subsidiary.

The Company currently does not have any policies regarding entering into transactions with affiliated parties.

ITEM  12.     SECURITIES  BEING  REGISTERED

The securities being registered are the Company's shares with a par value of $0.001 per share. Under the Company's articles of incorporation, the total authorized capital is 200,000,000 shares with a par value of $0.001 per share.

SHARES

All of our authorized shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. However, it is the present intention of the Company not to pay any cash dividends to holders of shares but to reinvest earnings, if any, of the Company. In the event of liquidation, dissolution or winding up of the Company the holders of shares are entitled to share pro-rata in all assets remaining after payment of liabilities. Shares have no pre-emptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares.

Our articles and by-laws do not contain any provisions that would delay, defer or prevent our change in control.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our shares in the United States or elsewhere. We anticipate applying for a listing on the OTC Bulletin Board upon effectiveness of this registration statement. There can be no assurance, however, that a public market will materialize.

None of the holders of our shares have any right to require us to register our shares pursuant to the Securities Act of 1933.

As of June 18, 2003, we had 102 registered shareholders and 25,000,000 shares outstanding.

There are no outstanding options or warrants to purchase, or securities convertible into shares. Our issued and outstanding shares could be sold pursuant to Rule 144 of the Securities Act of 1933.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Although there are no restrictions that limit our ability to pay dividends on our shares, our intention is to retain future earnings for use in our operations and the expansion of our business.

ITEM  2.     LEGAL  PROCEEDINGS

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliate, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants since our incorporation.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

Since our incorporation in July 2001, we have sold common shares without registering such shares under the Securities Act of 1933. We entered into a share exchange agreement with Changzhou Broadway Business Development Co., Ltd. ("Changzhou Broadway") to purchase all of its outstanding capital stock (see "Description of Business"). In exchange for ownership of Changzhou Broadway, we issued 22,750,000 shares pursuant to contractual arrangements. The following is a summary of these transactions:

The Company completed a share exchange of 22,750,000 shares with a par value of $0.001 per share, to the following 96 purchasers in August 2002 pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The offering was completed to persons known to the officers and directors of the Company. No commissions were paid in connection with these transactions.

We also issued 2,250,000 shares in July and August 2001 to two consultants and its employees in exchange for services rendered. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

The  following  is a list of shareholders resulting from the above transactions:




                               NUMBER OF
NAME                            SHARES         CONSIDERATION ($)
Broadway Group Co Ltd        2,625,000  $         2,625.00
Liqun Bu                        12,500  $            12.50
Chen Cao                           100  $             0.10
Jianlei Chen                       105  $             0.11
Ranfei Chen                        110  $             0.11
Yafen Chen                         500  $             0.50
Yahui Chen                       1,000  $             1.00
Yaping Chen                        500  $             0.50
Yunfang Chen                       100  $             0.10
Hui Ming Cheng                     115  $             0.12
Shu Cheng                          110  $             0.11
Yi Tsun Cheng                      120  $             0.12
Jingxian Ding                      120  $             0.12
Yong Ding                          110  $             0.11
En Marine International      1,625,000  $            1,625
Meihua Fang                        120  $             0.12
Jiachen Gu                         105  $             0.11
Yuzhu Gu                           100  $             0.10
Jing Guo                       250,000  $           250.00
Liyuan Guo                         110  $             0.11
Yanfen Guo                      12,500  $            12.50
Ning He                            105  $             0.11
Yongtiao Hua                       120  $             0.12
Dongxing Ji                        500  $             0.50
Haizhen Jiang                      130  $             0.13
Jiaping Jiang                3,750,000  $         3,750.00
Liping  Jiang                   12,500  $            12.50
Jiang Lu                     2,375,000  $         2,375.00
Peishen Jiang                      110  $             0.11
Qi Jiang                           100  $             0.10
Weiping Jiang                  125,000  $           125.00
Xinyi Jiang                     13,775  $            13.78
Yiping Jiang                    12,500  $            12.50
Yuchao Jiang                    12,500  $            12.50
Kaichen Jin                        120  $             0.12
Lei Jin                            110  $             0.11
Xudong Jin                         110  $             0.11
Shan Lan                           120  $             0.12
Hongsheng Li                       110  $             0.11
Jianming Li                        110  $             0.11
Qiaowen Li                         105  $             0.11
Guimei Liu                         105  $             0.11
Mei Liu                            110  $             0.11
Weijia Lu                          100  $             0.10
Huilin Mao                         105  $             0.11
Jilin Mao                          110  $             0.11
Xialin Mao                         100  $             0.10
McLaren Consultations Ltd      625,000  $           625.00
Hua Mei                            110  $             0.11
Yixi Mei                           105  $             0.11
Qingyu Meng                        110  $             0.11
Shanshan Ni                        110  $             0.11
Bixia Pan                          115  $             0.12
Fengguan Pan                 2,137,500  $         2,137.50
Qin Pan.                           110  $             0.11
Huiping Qiao                       105  $             0.11

                                       22

Han Tse Shih                       120  $             0.12
Huiping Song                       125  $             0.13
Binda Wang                         120  $             0.12
Hong Wang                          105  $             0.11
Hui Wang                           100  $             0.10
Jingjuan Wang                      110  $             0.11
Meizhi Wang                        130  $             0.13
Qian Wang                          110  $             0.11
Wenye Wang                         100  $             0.10
Zhixin Wang                        105  $             0.11
Zuozhou Wang                       110  $             0.11
Hsin I Wu                          110  $             0.11
Sheng Wu                           105  $             0.11
Jianping Xie                    12,500  $            12.50
Jialei Xiong                       110  $             0.11
Songyao Xiong                      100  $             0.10
Jiayun Xu                          130  $             0.13
Ming Xu                            105  $             0.11
Ying Xu                            105  $             0.11
Sheng Yang                         110  $             0.11
Ying Yang                          105  $             0.11
Zheng Yang                         105  $             0.11
Ling Yao                           500  $             0.50
Zhida Yao                          500  $             0.50
Aoda Ye                            110  $             0.11
Jingmin Ye                      50,000  $            50.00
Qimin Ye                           110  $             0.11
Xie Yi                          12,500  $            12.50
Jiali Yu                           100  $             0.10
Li Yu                              105  $             0.11
Guoqin Zhang                       120  $             0.12
Jian Zhao                          130  $             0.13
Jianyuan Zhao                      100  $             0.10
Wenpei Zheng                       110  $             0.11
Ouyang Zhi                         110  $             0.11
Lingyan Zhou                       110  $             0.11
Yihui Zhou                         130  $             0.13
Yafang Chen                  2,450,000  $         2,450.00
Fang Jiang                   2,125,000  $         2,125.00
Weimin Li                    2,450,000  $         2,450.00
Meixiu Xu                    2,250,000  $         2,250.00
Aihua Yan                    2,050,000  $         2,050.00
                            ----------           ---------
TOTAL:                      25,000,000  $        25,000.00

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Our officers and directors are indemnified as to personal liability as provided by the Nevada Revised Statutes ("NRS") and our bylaws. Section 78.7502 of the NRS provides that a corporation may eliminate personal liability of an officer or director to the corporation or its stockholders for breach of fiduciary duty as an officer or director provided that such indemnification is limited if such party acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation.

Our articles of incorporation and bylaws allow us to indemnify our officers and directors up to the fullest extent permitted by Nevada law, but such indemnification is not automatic. Our bylaws provide that indemnification may not be made to or on behalf of a director or officer if a final adjudication by a court establishes that the director or officer's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action.

Unless limited by our articles of incorporation (which is not the case with our articles of incorporation) a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

We have been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will submit the question of whether indemnification by us is against public policy to an appropriate court and will be governed by the final adjudication of the case.


ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the Company's Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

The following discusses the Results of Operations of the Company for the periods indicated.

The Company has been a development stage company since inception on July 31, 2001. It has not yet engaged in full scale operations. The primary activity of the Company during the year 2002 and the five month period ended December 31, 2001 was the acquisition and integration of Changzhou, which was acquired on August 2, 2001, and planning for development of the Changzhou land. In connection with that activity, fees of $126,979 were paid in the 2001 period and of $150,531 in the year 2002.

The losses of 2002 and 2001 were $149,932 and $127,255, respectively, or .01 per share in each period. There were no transactions prior to July 31, 2001.

Liquidity  and  Capital  Resources

Since its inception, the Company has financed its operations through issuances of common stock. A total of 22,750,000 shares was issued for the acquisition of Changzhou. An additional 2,250,000 shares was issued to pay for consulting services connected with that acquisition and the development of the land. In addition, an affiliate of the controlling shareholder advanced $718,402 to Changzhou during the year 2002. At December 31, 2002, the Company's net working capital was $18,924.

During the year 2001 Changzhou acquired a land use license to 7.56 hectares of land in the District of Changzhou. The Company intends to develop this land for housing and office facilities. The Company anticipates that its cash requirements for the foreseeable future will be significant. These will include expenditures for land development and construction in advance of the time sales begin. Sales are expected to begin in early 2004. Financing for these cash needs will be provided by a combination of public and private offerings of Company stock. If the Company is unsuccessful in raising sufficient capital to pursue its development schedule, the controlling shareholder will make advances sufficient to allow the Company to continue to exist until development capital can be raised.

ITEM  7.     PART  FINANCIAL  STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The financial statements are attached hereto and found immediately following the text of this Registration Statement. The independent auditor's report of Robert
G. Jeffrey, CPA, for the audited financial statements for the year ended December 31, 2002 and the five month period ended December 31, 2001 is included herein immediately preceding the audited financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2002



                                    CONTENTS
                                    --------

                                                                      Page
                                                                      ----

Accountant's  Audit  Report                                            F 1

Consolidated  Balance  Sheet                                           F 2

Consolidated  Statements  of  Operations                               F 3

Consolidated  Statements  of  Changes  in  Stockholder's  Equity       F 4

Consolidated  Statements  of  Cash  Flows                              F 5

Notes  to  Consolidated  Financial  Statements                         F 6

                                ROBERT G. JEFFREY
                           CERTIFIED PUBLIC ACCOUNTANT
                                61 BERDAN AVENUE
                             WAYNE, NEW JERSEY 07470

LICENSED  TO  PRACTICE                                TEL:973-628-0022
IN  NEW  YORK  AND  NEW  JERSEY                       FAX:973-696-9002
MEMBER  OF  AICPA                                     E-MAIL:rgjcpa@erols.com
PRIVATE  COMPANIES  PRACTICE  SECTION









Board  of  Directors
Broadway  International  Development  Corporation

I have audited the accompanying consolidated balance sheet of Broadway International Development Corporation (a development stage company) as of December 31, 2002, and the related consolidated statements of operations and deficit accumulated during development stage, changes in stockholders' equity, and cash flows for the year ended December 31, 2002 and the period from July 31, 2001 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadway International Development Corporation and its subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002 and the period from July 31, 2001 (date of inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


Robert  G.  Jeffrey/s
ROBERT  G.  JEFFREY

April  16,  2003
Wayne,  New  Jersey

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2002




ASSETS
------
Current Assets:
Cash                                                       $  621,157
Inventory                                                      52,701
                                                          -----------
            Total current assets                              673,858

Fixed Assets:
    Office equipment                                              967
        Less accumulated depreciation                             870
                                                          -----------
            Net fixed assets                                       97

Land Held for Development                                   2,598,043
                                                          -----------
            Total assets                                   $3,271,998
                                                          ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current Liabilities:
Accounts payable                                          $    35,460
Accrued liabilities                                             3,798
Due to affiliate                                              654,934
                                                          -----------
             Total current liabilities                        694,192
                                                          -----------


Stockholders' Equity:

Common stock:  authorized 200,000,000 shares
of $.001 par value; 25,000,000 issued and outstanding          25,000
Additional paid-in capital                                  2,829,993
Deficit accumulated during development stage                (277,187)
                                                          -----------
Total stockholders' equity                                  2,577,806
                                                          -----------
           Total Liabilities and Stockholders' Equity     $3,271,998
                                                          ===========


   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                   ACCUMULATED  DURING  DEVELOPMENT  STAGE





                                                                    July 31, 2001
                                               Five Months        ( Date of Inception)
                                Year               Ended             To December 31, 2002
                                2002         December 31, 2002
                          ---------------  -------------------     ---------------------
Revenue:
Interest income.          $          852            $   -         $            852
Expenses                         150,784              127,255              278,039
                          ---------------  --------------------  ----------------------

Loss accumulated
during development stage  $     (149,932)           (127,255)     $       (277,187)
                          ===============  ====================  ======================

Net loss per share -
Basic and Diluted         $         (.01)  $              (.01)
                          ===============  ====================

Weighted average
number of shares
outstanding                   25,000,000            25,000,000

   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEAR ENDED DECEMBER 31, 2002,
               AND THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2001




                                                                                   Deficit Accumulated
                                         Common Stock             Additional       During
                                   Shares            Amount     Paid in Capital    Development Stage     Total
                                  --------------------------    ---------------    -----------------  ----------

Balance July 31, 2001 and
  December 31, 2001
                                      -              $   -         $    -               $    -        $     -

Shares issued to acquire subsidiary  22,750,000        22,750       2,575,293                -         2,598,043

Shares issued for services            2,250,000         2,250         254,700                            256,950

Net loss for period                                                                      (127,255)      (127,255)
-----------------------------------  ------------  ------------  ----------------  ------------------ ------------
Balance, December 31, 2001           25,000,000         25,000      2,829,993            (127,255)      2,727,738
-----------------------------------  ------------  ------------  ----------------  ------------------ ------------

Net loss for period                                                                      (149,932)       (149,932)
-----------------------------------  ------------  ------------  ----------------  ------------------ ------------
Balance, December 31, 2002            25,000,000      $ 25,000      $2,829,993          $(277,187)      $2,577,806
                                     ===========   ============  ================  ================== ============

   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                 Year         Five Months         July 31, 2001
                                                 2002            Ended          (Date of Inception)
                                                            December 31, 2002   To December 31, 2002
                                              -----------   -----------------   --------------------
CASH FLOWS FROM OPERATIONS:
Net loss                                     $ (149,932)    $(127,255)            $(277,187)
Charges not requiring the outlay of cash:
    Common stock issued for services             50,382        20,993                 71,375
    Write down connected with acquisition of
        Subsidiary                                  -         105,986                105,986
    Cash received with acquisition of
        Subsidiary                                  -              50                     50
Changes In Assets And Liabilities:
    Reduction in advances to affiliate              -           2,531                  2,531
                                              -----------   -----------------   --------------------
             NET CASH CONSUMED BY
                 OPERATING ACTIVITIES           (99,550)        2,305               (97,245)
                                              -----------   -----------------   --------------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
Advances received from affiliate                 718,402          -                  718,402
                                              -----------   -----------------   --------------------
            NET CASH PROVIDED BY
                FINANCING ACTIVITIES             718,402          -                  718,402
                                              -----------   -----------------   --------------------

NET CHANGE IN CASH BALANCES                      618,852        2,305                621,157

Cash balance, beginning of period                  2,305          -                     -
                                              -----------   -----------------   --------------------
Cash balance, end of period                  $   621,157     $  2,305              $ 621,157
                                              ===========   ==================  ====================

   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002




1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

ORGANIZATION  OF  COMPANY
The Company is a Nevada Corporation, formed July 31, 2001, as Magnum Industries, Inc. The name was changed to Broadway International Development Corporation on May 16, 2002.

On August 2, 2001, the Company acquired all of the outstanding stock of Changzhou Broadway Business Development Corporation (Changzhou), a company incorporated in the Republic of China, in return for 22,750,000 shares of common stock. This acquisition was accounted for by the purchase method of accounting; it was valued on the basis of the recent cash acquisition of land by Changzhou (its principal asset).

DEVELOPMENT  STAGE  ACCOUNTING
The Company is a development stage company, as defined in Statement of Financial Accounting Standards No. 7. Generally accepted accounting principles that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and the accounting for costs and expenses. From inception to December 31, 2002, the Company has been in the development stage and all its efforts have been devoted to acquiring Changzhou and developing the land as noted above. Except for interest on bank deposits no revenue had been realized through December 31, 2002.

BASIS  OF  PRESENTATION
The Company has incurred losses from inception to December 31, 2002 of $277,187. Changzhou was acquired on August 2, 2001 by the issuance of 22,750,000 shares of common stock, and a corporation controlled by the Company president advanced $718,402 to Changzhou during 2002.

CASH
For purposes of the statements of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

RECOGNITION  OF  REVENUE
Revenue will be realized from product sales. It will be recognized when product sales close.

INVENTORY
Inventory consists of supplies used at one time by Changzhou in the installation of security systems. Changzhou is no longer involved in this business. These supplies are stated at the lower of cost (determined on a first in-first out basis) or market. It is the intention of the Company to dispose of this inventory by sale during 2002.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002



1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D)

FIXED  ASSETS
Fixed assets are recorded at cost. Depreciation is computed using accelerated methods, with lives of seven years for furniture and equipment and five years for computers.

INCOME  TAXES
Deferred income taxes are recorded to reflect the tax consequences or benefits to future years of any temporary differences between the tax basis of assets and liabilities and amounts recorded on the accounting records, and of net operating loss carry forwards.

USE  OF  ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

ADVERTISING  COSTS
The Company will expense advertising costs when the advertisement occurs. There has been no spending thus far on advertising.

SEGMENT  REPORTING
Management  will  treat  the  operations  of  the  Company  as  one  segment.

2.     BUSINESS

On April 2, 2001, Changzhou acquired a land use license to 7.56 hectares of land in the district of Changzhou. The license was acquired from a company which had acquired it during the year 2000 from The People's Republic of China. This license grants to the holder of the license, until the year 2070, the same authority over the land as if it owned the land. Changzhou intends to develop the land and construct office buildings, townhouses and single family homes. These structures will initially be leased and eventually sold.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002




3.     COMMON  STOCK

During the year 2001, the Company issued 22,750,000 shares of its common stock to acquire Changzhou. An additional 2,250,000 shares of common stock was issued during 2001 for services provided by two consultants. The stock issued for Changzhou was valued on the basis of land (the principal asset of Changzhou) which had recently been acquired in a cash transaction. The value of the shares issued for consulting services was based on the fair value of the services rendered.

4.     RELATED  PARTY  TRANSACTIONS

The majority owner of Changzhou at the time of its acquisition was the Company president, who is also the majority shareholder of the Company. A company controlled by the Company president advanced $718,402 to the Company during 2002. This advance does not bear interest and is due on demand.

The land license which is held by Changzhou was acquired on April 2, 2001 from a company controlled by the company president. This latter company acquired the license for cash during the year 2000 from the People's Republic of China.

5.     INCOME  TAXES

The Company has experienced losses totaling $277,187 during its period of existence. These losses are composed of $71,375 from the Company and $205,812 from Changzhou. The potential benefit of the portion of the NOL generated by Changzhou has not been recognized on the books of the Company, as net operating losses (NOL's) do not provide a benefit in The Republic of China. The United States Internal Revenue Code allows NOL's to be carried forward and applied against future profits for a period of twenty years. The potential benefit of the portion of the NOL generated by the Company has been recognized on the books of the Company, but it has been offset by a valuation allowance. If not used, this NOL carry forward will expire in the year 2022.

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized. The Company has recorded non-current deferred tax assets as follows:

               Deferred  Tax  Assets          $24,268
               Valuation  Allowance            24,268
                                               ------
                   Balance  Recognized         $    -
                                                =====

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002



6.     EARNINGS  PER  SHARE

                                          Weighted
                              Net         Average  Shares         Per Share
                             Loss         Outstanding             Amount
                             ----         -------------           ---------
                                           Year  2002
                                           ----------

Loss  allocable  to
    common shareholders   $(149,932)       25,000,000              $(.01)
                          ==========       ==========               ======

                         Five  Month  Period  Ended  December  31,  2001
                         -----------------------------------------------
Loss  allocable  to
    common  shareholders   $(127,255)      25,000,000              $(.01)
                          ==========       ==========               ======

7.     RENTALS  UNDER  OPERATING  LEASES

The Company conducts its operations from office space in Vancouver, Canada. Changzhou operates from office space in China. Both of these facilities are occupied without charge. The Company did not pay rent in 2001 or 2002 and is not now committed to pay rent in the future.

8.     SUPPLEMENTAL  DISCLOSURES  OF  CASH  FLOWS  INFORMATION

There was no cash paid for interest or income taxes during either of the periods presented.

The  following  non-cash  financing  and  investing  activity  occurred:

During 2001, the Company issued 22,750,000 shares of common stock to acquire the assets of Changzhou. Among the assets acquired was $50 of cash. In addition, the Company issued 1,625,000 shares to a consultant which assisted in arranging for the acquisition of Changzhou.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


9.     CONTINGENCY

The land license acquired by Changzhou during 2001 was acquired from a company controlled by the Company president, which acquired the license during 2000 from The People's Republic of China. A 2,000,000RMB ($241,633) portion of the purchase price paid in the 2000 transaction was withheld pending further performance by the Republic. If the payment is not made upon performance, the unpaid amount will become an encumbrance on the land license.

The Company has a consulting agreement with a firm that is assisting with development of the land and providing other services. The fee for the consulting is $250,000. This fee is being expensed over the period in which services are performed. A total of $100,000 had been paid and expensed at December 31, 2002; the balance is due July 31, 2003.

Changzhou  does  not  carry  insurance  of  any  type.

                                    PART III

ITEM  1.     INDEX  TO  EXHIBITS

(1)     Financial  Statements  Filed  as  Part  of  the  Registration  Statement

See  "Part  Financial  Statements".

Exhibits  Required  by  Item  601  of  Regulation  S-B

ITEM  2.     DESCRIPTION  OF  EXHIBITS




Exhibit No.  Description
-----------  -----------

Charter Documents:
3.1     Certificate of Incorporation, dated July 31, 2001
3.1 (a) Articles of Incorporation, dated July 31, 2001
3.1 (b) Certificate Amending Articles of Incorporation dated June 4, 2002
3.1 (c) Certificate of Amendment to Articles of Incorporation dated May 30, 2002
3.2     Bylaws, effective July 31, 2001
10.1    Land License - People's Republic of China Land Resource Bureau, granted to Changzhou Broadway Business Development Co., Ltd
10.2    Consulting Agreement between Magnum Industries Inc. and McLaren Consultations
        Ltd. effective July 31, 2001
10.3    Consulting Agreement between Magnum Industries Inc. and En Marine International
        Group Inc. made as of August2,2001
10.4    Share Exchange Agreement between Magnum Industries Inc. and Changzhou Broadway
        Business Development Co. Ltd. dated August 2, 2001
10.5    Assets and Share Exchange Agreement between Changzhou Broadway Group Co. Ltd.
        and Changzhou Broadway Business Development

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July  3,  2003

                                 BROADWAY  INTERNATIONAL
                                 DEVELOPMENT  CORPORATION


                                 By:  /s/Jiaping  Jiang
                                 ----------------------
                                 JIAPING  JIANG,
                                 Director  and  President